

Mailstop 3233

August 7, 2018

Via E-Mail
Elizabeth Bauer
Senior Vice President, Corporate Controller and Chief Accounting Officer
Hyatt Hotels Corporation
150 North Riverside Plaza, 8th Floor
Chicago, IL 60606

> **Re:** **Hyatt Hotels Corporation**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 15, 2018**
> **File No. 1-34521**

Dear Ms. Bauer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Note 15. Stockholders' Equity and Comprehensive Loss

Accumulated Other Comprehensive Loss, page F-43

1. We note your convertible redeemable preferred shares of Playa were redeemed during 2017. Please clarify for us if you had any unrealized gains or losses that were recorded in accumulated other comprehensive income prior to the redemption. To the extent you had unrealized gains or losses, please tell us how you determined it was not necessary to reflect a reclassification of these unrealized gains or losses in the amounts reclassified from accumulated other comprehensive income column in your table on page F-43. Please refer to ASC 220-10.

Form 8-K filed July 31, 2018

Exhibit 99.1

Segment Financial Summary

2.   We note your tabular disclosure of adjusted revenues. This measure appears to be a non-GAAP measure. In future earnings releases, please reconcile adjusted revenues to the most directly comparable GAAP measure. Further, please disclose why this measure provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities